[MILLER & MARTIN PLLC]
December 26, 2008
VIA EDGAR
Mr. Michael Clampitt
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:	FGBC Bancshares, Inc. Schedule 14A File No. 000-51957
Dear Mr. Clampitt:
     I am submitting this letter to confirm that FGBC Bancshares, Inc. has made various revisions to section within the captioned proxy statement entitled “Pro Forma Financial Effect of Treasury’s Investment”. These revisions, which were made in response to oral comments delivered by the staff of the SEC, are fully reflected in the definitive proxy statement that is being filed on today’s date.
     Please feel free to call me at (404) 962-6442 if you have any questions. We appreciate your consideration during the review process.
Sincerely,

Miller & Martin PLLC
/s/ Michael P. Marshall, Jr.
MPM:rf
Enclosures
cc: Teresa Martin